Shack Siegel Katz & Flaherty P.C.
530 Fifth Avenue, 16th Floor
New York, NY 10036
(212) 782-0700

December 22, 2004

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Enodis plc - File no. 1-15032
Annual Report on Form 20-F
Ladies and Gentlemen:

On behalf of our client, Enodis plc, a company formed under the laws of England and Wales, we are transmitting herewith for filing, under the Securities Exchange Act of 1934, the Annual Report of the registrant on Form 20-F for the fiscal year ended October 2, 2004, including financial statements and exhibits.

The ADSs representing the registrant’s ordinary shares are traded on the New York Stock Exchange under the trading symbol “ENO.” We are furnishing copies of this Report to the NYSE today.

Very truly yours,

/s/ Samuel M. Silvers

cc:	The New York Stock Exchange, Inc.
Mr. David R. Hooper
Mr. Irwin M. Shur